Oaktree Capital Group, LLC 333 South Grand Avenue, 28th floor Los Angeles, CA 90071 p 213 830-6300 www.oaktreecapital.com

April 11, 2014
VIA EDGAR
Hugh P. West
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Oaktree Capital Group, LLC
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35500
Dear Mr. West:
Oaktree Capital Group, LLC (the “Company,” “Oaktree,” “we” or “our”) hereby responds to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 20, 2014, regarding our Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”). To assist your review, we have retyped the text of the Staff’s comments in bold and italics below. Unless otherwise defined below, terms defined in the 2013 Form 10-K and used in the Company’s responses below shall have the meanings given to them in the 2013 Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2013
Item 8 – Financial Statements and Supplementary Data, page 116
Note 2 – Summary of Significant Accounting Policies, page 125
Consolidation, page 125

1.
We note your disclosure on page 126 that substantially all of the management fees and incentive income earned by Oaktree from the consolidated funds are eliminated in consolidation, and that potential incentive allocations at the consolidated fund level that have not yet been recognized by the Company are included in non-controlling redeemable interests in consolidated funds. Please respond to the following:

•
Tell us the typical contractual terms of your consolidated funds with incentive income arrangements. For example, clarify whether there are typically hurdle rates or lock‑up periods, and describe the typical type of waterfalls for the incentive income distributions for these funds.

Our consolidated funds with incentive income arrangements include our closed-end funds and certain of our evergreen funds. As of December 31, 2013, our closed-end funds represented approximately 94% of our incentive-creating AUM. Please see page 85 of the 2013 Form 10-K.
Each of our closed-end funds is typically structured as a limited partnership that has a 10-year term (which may be extended by the general partner to up to 15 years) and a specified period during which clients can subscribe for limited partnership interests in the fund. Once a client is admitted as a limited partner, that client is required to contribute capital when called by the general partner.1 The investment periods for our closed-end funds range from three to five years, during which we are permitted to invest the committed capital of the fund. After the termination of the investment period, the general partner may continue to call capital to be used for certain enumerated purposes, but generally is not permitted to invest capital into new portfolio companies or other investment opportunities. As a closed-end fund liquidates its investments, we distribute the proceeds to its investors, although during the investment period we may retain or recall such proceeds to make additional investments. Please see page 7 of the 2013 Form 10-K.
Substantially all of our closed-end funds follow the so-called European-style waterfall, whereby Oaktree is entitled to incentive allocations only after the fund first distributes all contributed capital plus an annual preferred return, typically 8%. Specifically, the limited partnership agreement provides that distributable cash of the fund attributable to the investment in the fund of unaffiliated limited partners shall be allocated as follows:

(i)
Return of Capital: First, 100% to each limited partner until the cumulative amount distributed to such limited partner pursuant to this clause (i) is equal to the aggregate amount of capital contributed by such limited partner;

(ii)
Preferred Return: Second, 100% to such limited partner until the cumulative amount distributed to such limited partner pursuant to this clause (ii) is sufficient to provide such limited partner with an amount equal to interest at a rate of 8% per annum, compounded annually as of the end of each fiscal year, on the aggregate capital contributed of such limited partner;

(iii)
Catch-up: Third, 80% to the general partner and 20% to such limited partner until the cumulative amount distributed to the general partner attributable to such limited partner pursuant to this clause (iii) and clause (iv) below is equal to 20% of the excess of (a) the cumulative amounts distributed to such limited partner and to the general partner attributable to such limited partner pursuant to the waterfall over (b) the capital contribution of such limited partner; and

(iv)	80/20 Split: Fourth, 80% to such limited partner and 20% to the general partner.
Please see page 8 of the 2013 Form 10-K.
________________

[1]	The general partners of our consolidated funds (including those general partners referenced in this letter) are consolidated subsidiaries of Oaktree.

•
Tell us whether you believe your methodology for allocating potential incentive allocations from your consolidated funds is consistent with the substantive contractual terms of your partnership agreements. If not, please describe the differences between your methodology and the typical substantive contractual terms of your partnership agreements.

We respectfully advise the Staff that our methodology for allocating potential incentives at the consolidated level is consistent with the substantive contractual terms of the limited partnership agreements of our consolidated funds. We consolidate substantially all of our closed-end funds for which we act as the sole general partner and are deemed to have control through a voting interest model or otherwise. Our consolidated results fully reflect the performance of such funds, with all intercompany balances and transactions eliminated in consolidation.
At the consolidated level, we then perform an attribution analysis consistent with the requirements of ASC 810-10-45-20, which provides that net income be attributed between the parent and non-controlling interest, while not prescribing a specific allocation methodology. Under our methodology, we allocate net income based on ownership percentages in the consolidated funds until the substantive contractual terms would indicate profit sharing shifts to a different basis. In developing our methodology, we considered paragraph B37 of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements (the “Statement”), Appendix B, Background Information and Basis for Conclusions, which states “. . . the Board proposed that net income and other comprehensive income be attributed to the parent and noncontrolling interest based on relative ownership interests unless they have entered into an arrangement that required a different attribution, such as a profit sharing arrangement.” We also noted that, in paragraph B38 of Appendix B to the Statement, the “Board observed that entities were making attributions before this Statement was issued and that those attributions generally were reasonable and appropriate. Therefore, the Board decided that detailed guidance was not needed.”
We attribute net income to Oaktree and the non-controlling redeemable interests in consolidated funds in accordance with the substantive contractual terms of the limited partnership agreements of our consolidated funds when net income becomes subject to allocation under these terms. With respect to the allocation of incentives, the terms of the limited partnership agreement of our typical consolidated closed-end fund stipulate that the fund first distribute to its investors all contributed capital plus a specified annual preferred return. Subsequently, if and to the extent distributable cash is created, incentives become allocable to Oaktree. Our methodology for attribution follows the contractual terms and therefore incentives would only be allocated to Oaktree once the capital and preferred return conditions have been met. Accordingly, this methodology results in potential incentives (i.e., incentives that are not yet allocable to Oaktree based on the contractual terms of the limited partnership agreements of the consolidated funds) being attributed to the non-controlling redeemable interests in consolidated funds.

•
Tell us your basis in the accounting literature for re-characterizing the income recognized at the subsidiary fund level at the consolidated level. For example, rather than allocating all of the investment income earned by the subsidiary fund based on the terms of the partnership agreement, it appears that your methodology re-characterizes these allocations at the consolidated level based on whether the “incentive income” could be recognized in accordance with your revenue recognition policy disclosed on page 130.

We respectfully advise the Staff that our methodology for allocating incentives is consistent with the requirements of ASC 810-10-45-20 and is based on the substantive contractual terms of the limited partnership agreements of the consolidated funds, as described above. That is, we allocate incentives to Oaktree when the conditions described above have been met under those contractual terms.
In response to the Staff’s comment, we intend to revise the description of our accounting policies for consolidation and non-controlling redeemable interests in our Form 10-Q for the fiscal quarter ended March 31, 2014 and in our future annual filings to clarify that the revenue recognition policy of Oaktree for unconsolidated funds is not part of the accounting guidance considered in determining attribution between the parent and non-controlling interest. We anticipate that such disclosure would be similar to the following, which is shown marked against the corresponding portions of our significant accounting policies footnote on page 126 of our 2013 Form 10-K.
“~~Potential incentive allocations at the consolidated fund level that have not yet been recognized by the Company are included in non-controlling redeemable interests in consolidated funds.~~
All intercompany transactions and balances have been eliminated in consolidation.
Certain funds for which the Company shares general partner responsibilities or where the Company has no general partner responsibility but has the ability to exert significant influence through other means are accounted for under the equity method of accounting.
Non-controlling Redeemable Interests in Consolidated Funds. The Company records non-controlling interests to reflect the economic interests of the unaffiliated limited partners. These interests are presented as non-controlling redeemable interests in consolidated funds within the consolidated statements of financial condition, outside of the permanent capital section. Limited partners in open-end and evergreen funds generally have the right to withdraw their capital, subject to the terms of the respective limited partnership agreements, over periods ranging from one month to three years. While limited partners in consolidated closed-end funds generally have not been granted redemption rights, ~~they~~ such limited partners do have ~~such~~ redemption rights in certain limited circumstances that are beyond the control of the Company, such as instances in which retaining the limited partnership interest could cause the limited partner to violate a law, regulation or rule.
The allocation of net income or loss to non-controlling redeemable interests in consolidated funds is based on the relative ownership interests of the unaffiliated limited partners after the consideration of contractual arrangements that govern allocations of income or loss. At the consolidated level, potential incentives are allocated to non-controlling redeemable interests in consolidated funds until such incentives become allocable to the Company under the substantive contractual terms of the limited partnership agreements of the funds.”

We also respectfully advise the Staff that, at the subsidiary fund level, a specialized basis of accounting is utilized under which partnership allocations are determined based on a liquidation basis assumption.2 When the subsidiary fund is consolidated, the specialized basis of accounting is retained, intercompany transactions are eliminated and ASC 810-10-45-20 and our attribution methodology are applied as described above. Accordingly, at the consolidated level, we respectfully advise the Staff that there is no re-characterization of allocations made at the subsidiary fund level.
We note that we provide additional transparency to users of our consolidated financial statements by disclosing the amount of incentives not currently allocable to Oaktree for each reporting period. Please see page 164 of the 2013 Form 10-K.

•
Tell us how you considered whether, based on your methodology, the non-controlling interest line item on the balance sheet correctly reflects the contractual rights to net assets of the non-controlling interest at each reporting date.

As described above, we allocate net income when it becomes subject to allocation in accordance with the substantive contractual terms of the limited partnership agreements of our consolidated funds. By doing so, we believe that the non-controlling redeemable interest line item in our consolidated statements of financial condition correctly reflects the contractual terms and rights to net assets as prescribed by our limited partnership agreements.
As requested by the Staff, we acknowledge that, with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

________________

[2]
The consolidated funds are investment companies that follow the specialized accounting guidance prescribed in the American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies.

Please do not hesitate to call me at (213) 830-6333 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ David M. Kirchheimer

David M. Kirchheimer
Chief Financial Officer

cc:	Securities and Exchange Commission
Sasha Pechenik